PROSPECTUS SUPPLEMENT

(to prospectus dated March 13, 2001)	August 1, 2001

1,558,260 Shares

7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D

We are a financial holding company offering a full range of financial services through our wholly owned subsidiaries, Westernbank Puerto Rico and Westernbank Insurance Corp. We are offering 1,558,260 shares of our 7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D. The Series D preferred stock has the following characteristics:

-	Annual dividends of $1.85 per share, payable monthly, if declared by our board of directors. Missed dividends never have to be paid.

-	Redeemable at our option, with regulatory approval, beginning on August 1, 2006.

-	No mandatory redemption or stated maturity.

There is currently no public market for the Series D preferred stock. The company has filed an application to list the Series D preferred stock for quotation on the Nasdaq Stock Market’s National Market under the symbol “WBPRM.” If this application is approved, trading of the Series D preferred stock on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series D preferred stock.

Before buying any of these securities, you should carefully consider the risk factors beginning on page S-8.

Neither the Securities and Exchange Commission nor any state or Commonwealth of Puerto Rico securities or financial institutions commission or any other United States federal or state securities or banking agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits and are not insured or guaranteed by the FDIC or any other governmental agency, and are subject to investment risks, including possible loss of the principal amount invested.

	Per share	Total

Public offering price	$25.0000	$38,956,500

Underwriting discounts and commissions	$0.7875	$1,227,130

Proceeds, before expenses, to us	$24.2125	$37,729,370

We have granted the underwriters a 30-day option to purchase up to an additional 233,739 shares of the Series D preferred stock to cover over-allotments at $25.00 per share less the underwriting discounts and commissions.

UBS PaineWebber Incorporated of Puerto Rico

Doral Securities
Keefe, Bruyette & Woods, Inc.
Santander Securities

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION
DESCRIPTION OF SERIES D PREFERRED STOCK
TAXATION
PUERTO RICO TAXATION
UNITED STATES TAXATION
UNDERWRITING
INCORPORATION BY REFERENCE
AVAILABLE INFORMATION
EXPERTS
LEGAL MATTERS
ABOUT THIS PROSPECTUS
ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
ABOUT W HOLDING COMPANY, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
USE OF PROCEEDS
DESCRIPTION OF PREFERRED STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

Prospectus Supplement

Prospectus

      Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus supplement. Neither the company nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus supplement. This prospectus supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is complete and correct only as of the date of this prospectus supplement, regardless of the time of the delivery of this prospectus supplement or any sale of these securities. In this prospectus supplement, the “company,” “we,” “us,” and “our” refer to W Holding Company, Inc.

SUMMARY

      The following summary highlights information contained elsewhere in this prospectus supplement. You should read this prospectus supplement in its entirety, including the information incorporated by reference into this prospectus supplement and the “Risk Factors” section beginning on page S-8. Unless otherwise stated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

The Company

      We are a financial holding company offering a full range of financial services through our wholly owned subsidiaries, Westernbank Puerto Rico and Westernbank Insurance Corp. The company was organized under the laws of the Commonwealth of Puerto Rico in February 1999 to become the bank holding company of Westernbank. Westernbank, which was founded as a savings institution in 1958, is a Puerto Rico-chartered commercial bank, deposits in which are insured to applicable limits by the United States Federal Deposit Insurance Corporation, also referred to as the FDIC. Westernbank offers a full array of business and consumer financial services, including banking and trust services. Westernbank Insurance is a general insurance agent offering property, casualty, life and disability insurance.

      In July 2000, the company became a financial holding company under the Bank Holding Company Act. As a financial holding company, the company is permitted to engage in financial related activities, including insurance and securities activities, provided that the company and its banking subsidiary meet certain regulatory standards.

      The company is the third largest, locally controlled banking company headquartered in Puerto Rico, based on total assets at March 31, 2001. The company had total assets of $5.1 billion, net loans of $2.6 billion, deposits of $3.0 billion and stockholders’ equity of $321.9 million at June 30, 2001. Westernbank operates through 35 full service branch offices located throughout Puerto Rico, primarily in the Southwestern portion of the island, and a fully functional banking site on the Internet at www.wbpr.com.

      In recent years, Westernbank has emphasized expansion in the San Juan metropolitan area, having opened four branches there since 1998. Westernbank has also focused on shifting its asset composition from primarily traditional long-term fixed rate residential loans to assets with shorter maturities and greater repricing flexibility, such as commercial real estate, business and consumer loan products, as well as investment securities.

      Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680; our telephone number is (787) 834-8000.

Recent Developments

Unaudited Consolidated Second Quarter Results

      On July 11, 2001, we announced our unaudited earnings for the quarter ended June 30, 2001. We reported net income of $15.4 million for the second quarter of 2001, an increase of $4.2 million, or 37.1%, from the comparable period in 2000. Basic and diluted earnings per share of common stock increased to $0.31 as compared to $0.23 for the second quarter of 2000.

      We attributed the increase in net income primarily to an increase in net interest income resulting from an increase in the average amount of loans and investment securities outstanding during the second quarter of 2001 as compared to the second quarter of 2000.

      We reported total assets of $5.1 billion at June 30, 2001, an increase of $810.3 million, or 19.0%, from December 31, 2000, and a return on average assets of 1.25% for the six months ended June 30, 2001. Loans, net and mortgage loans held for sale amounted to $2.6 billion at June 30, 2001, an increase of $372.8 million, or 16.9%, from December 31, 2000. Total deposits also increased by $387.5 million to

$3.0 billion at June 30, 2001 from December 31, 2000. Stockholders’ equity increased to $321.9 million at June 30, 2001 from $250.6 million at December 31, 2000. We reported a return on average common equity of 28.28% for the six months ended June 30, 2001.

      The following table sets forth a summary of selected consolidated financial and other information as of and for each of the years ended December 31, 1999 and 2000 and at or for the six-month periods ended June 30, 2000 and 2001.

	At or For the Six Months		At or For the Years
	Ended June 30,		Ended December 31,

	2001	2000	2000	1999

	(Unaudited)

	(Dollars in thousands, except per share data)

Financial Condition Data:

Total assets	$5,071,135	$3,578,496	$4,260,857	$3,374,571

Stockholders’ equity	321,926	234,723	250,618	223,819

Stockholders’ equity per common share	4.49	3.71	4.10	3.41

Operating Data:

Net income	$29,093	$21,762	$44,588	$37,124

Basic and diluted earnings per common share	0.61	0.45	0.93	0.78

Performance Ratios:

Return on average assets	1.25%	1.25%	1.17%	1.27%

Return on average common equity	28.28	25.36	24.75	24.57

Net interest margin	2.49	2.70	2.50	3.29

Asset Quality Ratios:

Non-performing assets to total assets at end of period	0.35%	0.45%	0.28%	0.27%

Non-performing loans to total loans at end of period	0.58	0.69	0.44	0.37

Allowance for loan losses to total loans at end of period	1.37	1.35	1.29	1.26

Allowance for loan losses to total non-performing loans at end of period	239.29	198.64	298.53	344.76

Net charge-offs to average loans outstanding	0.08	0.06	0.19	0.35

Westernbank Insurance Corp.

      Effective July 1, 2001, we acquired a general insurance agency headquartered in Mayagüez, Puerto Rico. The new subsidiary is named Westernbank Insurance Corp., and operates as a general agent by offering property and casualty insurance, as well as life and disability insurance.

Loan Portfolio Acquisition

      On June 15, 2001, we acquired the loan portfolio of the Puerto Rico branch of Congress Credit Corporation, a subsidiary of First Union National Bank, N.A. The loan portfolio consists of $222.0 million in gross loans outstanding and additional committed credit facilities of $103.0 million. This portfolio included $60.8 million in participations sold, $57.0 million of which were already owned by Westernbank and $3.8 million of which were held by a third party, for a net loan portfolio acquired of $161.2 million. The loan portfolio, which is being managed by a newly created division of Westernbank, Westernbank Business Credit, consists of 22 separate credit facilities which are secured principally by liens covering accounts receivable, inventories, machinery and equipment and real estate collateral.

The Offering

Series D Preferred Stock Offered	1,558,260 shares; 1,791,999 shares if the underwriters exercise their over-allotment option in full.

Offering Price	$25 per share.

Liquidation Preference	If W Holding is liquidated or dissolved, you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of our assets are distributed to holders of our common stock or any stock ranking junior to the Series D preferred stock.

Dividends	If declared, dividends will be paid on the 15th day of each month, beginning on September 15, 2001. Our board of directors must approve each dividend payment, and any payment the board does not approve never has to be paid. The annual dividend rate is equal to 7.40% of the liquidation preference per share.

No Voting Rights	You will not have any voting rights, except those voting rights described on page S-14 of this prospectus supplement.

Redemption at the Company’s Option	The Series D preferred stock may be redeemed, in whole or in part, after August 1, 2006, subject to regulatory approval. Redemption prices are discussed on page S-15 of this prospectus supplement.

No Maturity Date or Mandatory Redemption	The Series D preferred stock will not mature on a specified date. We are not required to provide for the retirement of the Series D preferred stock by mandatory redemption or sinking fund payments.

Ranking	The Series D preferred stock ranks senior to our common stock and on an equal basis to our outstanding Series A preferred stock, Series B preferred stock and Series C preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. We may not issue preferred stock ranking senior to the Series D preferred stock without the approval of holders of at least two-thirds of the Series A, Series B, Series C and Series D preferred stock.

Use of Proceeds	Funds are being raised for general corporate purposes. We intend to contribute a majority of the net proceeds from this offering to our wholly owned subsidiary, Westernbank, to fund additional investments in loans and securities. A portion of the proceeds will be retained by the company to fund its operations other than that of Westernbank.

Listing on Nasdaq Stock Market	We have applied to list the Series D preferred stock on the Nasdaq Stock Market under the symbol “WBPRM.” Trading of the Series D preferred stock on the Nasdaq National Market is expected to commence within 30 days after the initial delivery of the Series D preferred stock.

Summary of Selected Consolidated Financial and Other Information

      The following table sets forth a summary of selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2000, and at or for the three-month period ended March 31, 2000 and 2001. This summary of selected consolidated financial and other information is derived from our audited consolidated financial statements (unaudited for March 31, 2000 and 2001) and, should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our Annual Reports on Form 10-K for each of the five years ended December 31, 2000 and our unaudited Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and 2001. Per share earning information is adjusted to reflect stock splits and dividends.

      The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders’ equity for the period. Both ratios have been computed using beginning and period-end balances.

	At or For the
	Three Months Ended
	March 31,		At or For the Years Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

	(Unaudited)

	(Dollars in thousands, except per share data)

Financial Condition Data:

Total assets	$4,672,823	$3,431,667	$4,260,857	$3,374,571	$2,481,176	$1,555,799	$1,284,697

Loans, net and mortgage loans held for sale	2,250,775	1,917,802	2,208,300	1,871,742	1,361,297	784,795	623,621

Deposits	2,708,666	2,309,714	2,636,695	2,247,865	1,690,529	1,043,405	908,536

Stockholders’ equity	306,213	226,695	250,618	223,819	154,282	102,235	83,136

Book value per common share	4.28	3.52	4.10	3.41	2.94	2.42	1.97

Operating Data:

Net income	$13,740	$10,565	$44,588	$37,124	$28,695	$22,904	$17,048

Net income attributable to common stockholders	12,291	9,116	38,789	32,817	27,604	22,904	17,048
Earnings per common share

Basic	0.30	0.22	0.93	0.78	0.66	0.54	0.42

Diluted	0.30	0.22	0.93	0.78	0.66	0.54	0.41

Cash dividends declared per common share	0.06	0.05	0.20	0.16	0.12	0.09	0.07

Performance and Capital Ratios:

Return on average assets	1.23%	1.24%	1.17%	1.27%	1.42%	1.61%	1.47%

Return on average common stockholders’ equity	28.26	25.19	24.75	24.57	24.42	24.71	22.61

Operating expenses to total assets	1.22	1.55	1.25	1.59	1.68	2.25	2.53

Efficiency ratio	43.07	47.54	47.14	47.18	49.31	53.82	59.73

Net interest margin	2.51	2.77	2.50	3.29	3.74	4.09	4.01

Tier I capital to total average assets	6.98	6.60	6.02	6.68	6.37	6.56	6.24

Average tangible equity to average assets	6.23	6.62	6.21	6.46	6.35	6.53	6.49

Total capital to risk-weighted assets	13.00	12.95	11.73	13.22	11.74	12.80	12.20

Asset Quality Ratios:

Non-performing assets to total assets at the end of the period	0.34%	0.36%	0.28%	0.27%	0.45%	0.64%	0.70%

Non-performing loans to total loans at the end of the period	0.59	0.51	0.44	0.37	0.56	0.95	0.97

Loan loss allowance to total non- performing loans at the end of the period	237.38	258.68	298.53	344.76	203.03	173.56	196.04

Net charge-offs to average loans outstanding	0.02	0.03	0.19	0.35	0.32	0.22	0.29

Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends

      The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998, our Series B preferred stock in May and June 1999 and our Series C preferred stock in March and April 2001. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

	Three
	Months
	Ended
	March 31,				Years Ended December 31,

	2001		2000		2000		1999		1998		1997		1996

Ratio of earnings to fixed charges and preferred stock dividends:

Excluding interest on deposits	1.7	x	1.9	x	1.7	x	2.0	x	2.2	x	2.4	x	2.4	x

Including interest on deposits	1.3		1.3		1.3		1.3		1.4		1.5		1.5

      For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends on the company’s Series A preferred stock and Series B preferred stock.

RISK FACTORS

      You should carefully consider the following information together with the other information incorporated by reference or contained in this prospectus supplement before deciding to invest in the Series D preferred stock.

An investment in the Series D preferred stock involves risks.

      Dividends will not be paid unless declared by our board of directors. Our board of directors is not obligated or required to declare any monthly dividends. Our board of directors may determine, in its business judgment, that it would be in the best interests of the company to pay less than the full amount of or no dividends for any period even if funds are available.

      Missed dividends never have to be paid. If our board of directors does not declare a dividend for any dividend period, then those dividends never have to be paid.

      Applicable laws restrict our ability to pay dividends. Our main sources of liquidity are dividends from Westernbank, interest and dividends on securities and net proceeds from capital borrowings and offerings. Westernbank may not pay dividends if upon payment it would become undercapitalized under the regulations enforced by the FDIC. Westernbank also could be subject to these dividend restrictions if the FDIC determines that it is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The company is also subject to restrictions generally imposed on Puerto Rico corporations and may be restricted in its ability to pay dividends by minimum capital requirements imposed by the Federal Reserve Board. The Federal Reserve Board issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

      A liquid trading market may not develop for the Series D preferred stock. The Series D preferred stock is a new issue, and therefore no established public market exists for the stock. We have applied to list the Series D preferred stock for quotation on the Nasdaq Stock Market’s National Market. An active or any trading market, however, may not develop or be maintained. Rules of the Nasdaq Stock Market require that three market makers exist as a condition to continued listing on the National Market. Even if the Series D preferred stock is listed and multiple market makers exist, the trading market may lack liquidity. Also, we cannot predict at what price the Series D preferred stock will trade.

Our financial businesses involve risks.

      The company’s performance is subject to interest rate risks. Our results of operations depend to a large extent on the success of Westernbank. Among the risks related to Westernbank are those related to interest rate fluctuations, lending operations and our ability to manage growth. Interest-rate fluctuations could adversely affect net interest income if our cost of funds increases faster than our yield on interest-bearing assets. Conversely, in a decreasing interest rate environment, our yield on interest earning assets may adjust at rates different than the repricing of our interest bearing liabilities. In addition, we are unable to predict future actions of the Puerto Rico Financial Board, which regulates the rates and fees charged on certain loans to individuals.

      The company is subject to credit risk. In recent years, Westernbank has emphasized commercial and consumer lending activities. Commercial lending, including land acquisition, development and construction lending, and consumer lending are generally recognized as involving greater risks than single-family residential lending because of the nature of the collateral and the sources of repayment.

      The company is subject to the general risks associated with the Puerto Rico economy. Substantially all of the properties and other collateral securing our real estate, commercial and consumer loans are located in Puerto Rico. These loans may be subject to a greater risk of default than single-family residential loans if the Puerto Rico economy suffers adverse economic, political or business developments, or if natural disasters affect Puerto Rico. If any such developments or risks adversely affect Puerto Rico, our profitability may decrease.

      The company has experienced significant growth in recent years. As a financial holding company, we also have begun to expand the range of financial services upon which we focus. We have grown significantly in recent years, and we intend to continue to expand operations and asset size. Our total assets, consisting primarily of loans and investments and mortgage-related securities, have increased 19.0% since December 31, 2000 to $5.1 billion at June 30, 2001. Our failure to manage growth effectively could have a material adverse effect on our ability to pay dividends on the Series D preferred stock.

FORWARD-LOOKING STATEMENTS

      Some information contained or incorporated by reference in this prospectus supplement constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or other variations of these terms or comparable terminology. The statements in the “Risk Factors” section in this prospectus supplement constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

USE OF PROCEEDS

      The net proceeds to the company from the sale of all the shares of Series D preferred stock are estimated to be $37.5 million, after deduction of the estimated expenses of the offering of $1.4 million. We intend to use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing a majority of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments in loans and securities. We intend to retain the balance of the net proceeds, which would be used for general corporate purposes, including funding operations other than that of Westernbank.

CAPITALIZATION

      The following table shows the indebtedness and capitalization of the company at March 31, 2001, on an actual basis and as adjusted to give effect to the issuance of the shares of Series D preferred stock offered by this prospectus supplement. The table also assumes that the underwriters do not exercise their over-allotment option. In addition to the indebtedness reflected below, we had deposits of $2.7 billion. This table should be read together with our Consolidated Financial Statements and related notes incorporated by reference into this prospectus supplement.

	As of March 31, 2001

	Actual	As Adjusted

	(Dollars in thousands, except
	per share data)
	(Unaudited)
Short-term borrowings

Short-term portion of securities sold under agreements to repurchase	$341,205	$341,205

Short-term portion of advances from Federal Home Loan Bank	64,000	64,000

Short-term portion of term notes	5,000	5,000

Total short-term borrowings	$410,205	$410,205

Long-term borrowings

Long-term portion of securities sold under agreements to repurchase	$1,118,848	$1,118,848

Advances from Federal Home Loan Bank	56,000	56,000

Long-term portion of term notes	43,000	43,000

Total long-term borrowings	$1,217,848	$1,217,848

Stockholders’ equity

Preferred stock, $1.00 par value, 20,000,000 shares authorized; 1,219,000 shares of 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, issued and outstanding; 2,001,000 shares of 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, issued and outstanding; and 1,920,000 shares of 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C, issued and outstanding; 1,558,260 shares of 7.40% Noncumulative Monthly Income Preferred Stock, 2001 Series D, issued and outstanding, as adjusted	$5,140	$6,698

Common stock, $1.00 par value per share; 300,000,000 shares authorized; 41,501,700 shares issued and outstanding	41,502	41,502

Paid-in capital	139,681	175,652

Retained earnings:

Reserve fund	18,676	18,676

Undivided profits	101,563	101,563

Accumulated other comprehensive loss	(349)	(349)

Total stockholders’ equity	$306,213	$343,742

Common stockholders’ equity per share	$4.28	$4.25

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

      The following table sets forth selected consolidated financial and other information as of and for each of the years in the five-year period ended December 31, 2000 and at or for the three-month period ended March 31, 2000 and 2001. This selected consolidated financial and other information is derived from our audited consolidated financial statements (unaudited for March 31, 2000 and 2001) and, should be read in conjunction with, and is qualified by reference to, the more detailed information contained in our Annual Reports on Form 10-K for each of the five years ended December 31, 2000 and our unaudited Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and 2001. Per share earning information is adjusted to reflect stock splits and dividends.

	At or For the Three
	Months Ended March 31,		At or For the Years Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

	(Unaudited)		(Dollars in thousands, except per share data)

Financial Condition Data:

Total assets	$4,672,823	$3,431,667	$4,260,857	$3,374,571	$2,481,176	$1,555,799	$1,284,697

Loans, net and mortgage loans held for sale	2,250,775	1,917,802	2,208,300	1,871,742	1,361,297	784,795	623,621

Deposits	2,708,666	2,309,714	2,636,695	2,247,865	1,690,529	1,043,405	908,536

Borrowings	1,628,053	872,373	1,347,073	878,968	621,325	393,750	282,192

Stockholders’ equity	306,213	226,695	250,618	223,819	154,282	102,235	83,136

Book value per common share	4.28	3.52	4.10	3.41	2.94	2.42	1.97

Operating Data:

Total interest income	$84,432	$65,765	$290,587	$232,987	$157,446	$113,528	$93,416

Total interest expense	(55,816)	(41,061)	(192,137)	(130,806)	(84,308)	(57,198)	(45,805)

Net interest income	28,616	24,704	98,450	102,181	73,138	56,330	47,611

Provision for loan losses	(3,000)	(2,000)	(8,700)	(14,000)	(6,000)	(2,700)	—

Other income	4,907	3,229	13,868	12,239	10,154	9,979	6,747

Operating expenses	(14,214)	(13,322)	(53,216)	(53,816)	(41,705)	(35,012)	(32,460)

Income taxes	(2,569)	(2,046)	(5,814)	(9,480)	(6,892)	(5,693)	(4,850)

Net income	$13,740	$10,565	$44,588	$37,124	$28,695	$22,904	$17,048

Net income attributable to common stockholders	$12,291	$9,116	$38,789	$32,817	$27,604	$22,904	$17,048

Earnings per common share

Basic	$0.30	$0.22	$0.93	$0.78	$0.66	$0.54	$0.42

Diluted	$0.30	$0.22	$0.93	$0.78	$0.66	$0.54	$0.41

Cash dividends declared per common share	$0.06	$0.05	$0.20	$0.16	$0.12	$0.09	$0.07

Performance and Capital Ratios:

Return on average assets	1.23%	1.24%	1.17%	1.27%	1.42%	1.61%	1.47%

Return on average common stockholders’ equity	28.26	25.19	24.75	24.57	24.42	24.71	22.61

Efficiency ratio	43.07	47.54	47.14	47.18	49.31	53.82	59.73

Operating expenses to total assets	1.22	1.55	1.25	1.59	1.68	2.25	2.53

Net interest margin	2.51	2.77	2.50	3.29	3.74	4.09	4.01

Total capital to risk-weighted assets	13.00	12.95	11.73	13.22	11.74	12.80	12.20

Tier I capital to risk-weighted assets	11.93	11.84	10.65	12.12	10.61	11.69	11.08

Tier I capital to total average assets	6.98	6.60	6.02	6.68	6.37	6.56	6.24

Average equity to average assets	6.23	6.62	6.21	6.46	6.35	6.53	6.49

Asset Quality Ratios:

Non-performing assets to total assets at the end of the period	0.34%	0.36%	0.28%	0.27%	0.45%	0.64%	0.70%

Non-performing loans to total loans at the end of the period	0.59	0.51	0.44	0.37	0.56	0.95	0.97

Loan loss allowance to total non- performing loans at the end of the period	237.38	258.68	298.53	344.76	203.03	173.56	196.04

Net charge-offs to average loans outstanding	0.02	0.03	0.19	0.35	0.32	0.22	0.29

Financial Condition

      As of March 31, 2001, total assets amounted to $4.7 billion, an increase of $412.0 million or 9.7% when compared to $4.3 billion as of December 31, 2000. The increase during 2001 reflects a $42.5 million increase in net loans and a $359.3 million increase in investment securities. As of March 31, 2001, total liabilities amounted to $4.4 billion, an increase of $356.4 million or 8.9% when compared to $4.0 billion as of December 31, 2000.

      As of March 31, 2001, total stockholders’ equity amounted to $306.2 million, an increase of $55.6 million or 22.2% when compared to $250.6 million as of December 31, 2000. The increase during 2001 was primarily due to a net income of $13.7 million, and the issuance of 2001 Series C preferred stock for $46.3 million (net of costs of issuance of $1.7 million) and offset by cash dividends declared on common and preferred stocks totalling $4.0 million.

Results of Operations

      Net income increased $3.2 million or 30.0% for the three months ended March 31, 2001, as compared to the corresponding period in 2000. The increase for the three months ended March 31, 2001 is mainly the result of an increase in net interest income and other income, which was partially offset by increases in total operating expenses and in the provisions for income taxes and loan losses.

Ratios and Per Share Amounts

      Average balances used to compute ratios are based on average beginning and year-end balances, except for average net interest margin which was based on daily average balances. As of March 31, 2001, capital requirement ratios were in compliance with the applicable requirements of the Federal Reserve Bank for the company and the FDIC for Westernbank. Per share information for all periods presented takes into consideration prior stock splits and dividends.

DESCRIPTION OF SERIES D PREFERRED STOCK

General

      The following summarizes the material terms and provisions of the Series D preferred stock, and is qualified in its entirety by reference to the terms and provisions of the company’s Certificate of Incorporation, as amended by a Certificate of Corporate Resolution relating to the Series D preferred stock, copies of which are incorporated by reference in this prospectus supplement. See “Description of Capital Stock.”

      The Series D preferred stock constitutes an authorized series of the company’s preferred stock. The company’s preferred stock may be issued from time to time in one or more series with the rights, preferences and limitations as are determined by the company’s board of directors. The board of directors has authorized the company to issue the Series D preferred stock, with the designations, dividend rights, redemption and other provisions described generally below.

      When issued, the Series D preferred stock will be validly issued, fully paid and non-assessable. The holders of the Series D preferred stock will have no preemptive rights with respect to any shares of the capital stock of the company or any other securities of the company convertible into or carrying rights or options to purchase any capital stock. The Series D preferred stock will not be subject to any sinking fund or other obligation of the company for their repurchase or retirement.

      The company’s transfer agent, The Bank of New York, will act as transfer agent, registrar and dividend disbursement agent for the Series D preferred stock.

Dividends

      Holders of Series D preferred stock will be entitled to receive when, as and if declared by the board of directors of the company out of assets of the company legally available for distributions, noncumulative cash dividends accruing from the date of issuance at the annual rate per share of 7.40% of the $25.00 liquidation preference (equivalent to $1.85 per share per annum). If declared, dividends will be payable in arrears on the 15th day of each month (each monthly period ending on any 15th day being referred to as a “dividend period”) at the annual rate, commencing on September 15, 2001. Dividends in each dividend period will accrue from the first day of the period, whether or not declared or paid for the prior dividend period (except that the first dividends payable after the date of issuance shall accrue from the date of issuance). Each declared dividend will be payable to holders of record as they appear at the close of business on the stock register of the company on the record dates, not exceeding 45 days preceding the payment dates, as will be fixed by the board of directors of the company. Dividends (1) for any period other than a full dividend period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months and (2) for each full dividend period, shall be computed by dividing the annual dividend rate by 12.

      The right of holders of Series D preferred stock to receive dividends is noncumulative. Accordingly, if the board of directors fails to declare a dividend for a dividend period, then holders of the Series D preferred stock will have no right to receive a dividend for that period, and the company will have no obligation to pay a dividend for that period, or to pay any interest on a dividend, whether or not dividends are declared and paid for any future period with respect to either the Series D preferred stock or the common stock.

      If all dividends due and payable for each of the 12 previous monthly dividend periods (or the fewer number of dividend periods as there actually are) have not been declared and paid, or declared and a sum sufficient for their payment has not been set apart for their payment, or the company has defaulted on the payment of the redemption price of any Series D preferred stock called for redemption, no dividends will be declared or paid or set aside for payment and no other distribution will be declared or made or set aside for payment upon the common stock or any other capital stock of the company ranking junior to the Series D preferred stock as to dividends or amounts upon liquidation, nor will any common stock or any other capital stock of the company ranking junior to the Series D preferred stock as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any junior stock) by the company (except by conversion into or exchange for other capital stock of the company ranking junior to the Series D preferred stock as to dividends and amounts upon liquidation).

      When dividends upon the Series D preferred stock or any one or more series of the company’s preferred stock ranking on a parity with the Series D preferred stock as to dividends or the distribution of assets upon liquidation, also referred to as parity stock, are not paid in full (or a sum sufficient for the full payment is not set apart), all dividends declared upon the Series D preferred stock and any parity stock shall be declared pro rata so that the amount of dividends on the Series D preferred stock and dividends upon the other series of capital stock will, in all cases, bear to each other the same ratio that full dividends on the Series D preferred stock, for the then-current dividend period (which will not include any accumulation in respect of unpaid dividends for prior dividend periods), and full dividends, including required or permitted accumulations, if any, on the parity stock, bear to each other.

      Subject to any applicable laws and regulations, each dividend payment will be made by U.S. Dollar check drawn on a bank in New York, New York or San Juan, Puerto Rico and mailed to the record holder at the holder’s address as it appears on the register for the Series D preferred stock.

      For a discussion of the tax treatment of distributions to stockholders, see “Taxation,” “Puerto Rico Taxation,” and “United States Taxation,” and for a discussion of certain potential regulatory limitations on the company’s ability to pay dividends, see “Risk Factors — Applicable banking laws restrict our ability to pay dividends.”

Voting Rights

      Except as expressly required by applicable law, or except as indicated below, the holders of the Series D preferred stock will not be entitled to receive notice of, or attend or vote at, any meeting of the stockholders of the company.

      If at the time of any annual meeting of the company’s stockholders for the election of directors, the company has failed to pay or declare and set aside for payment a monthly dividend on the Series D preferred stock for each of the 18 preceding monthly dividend periods, the number of directors then constituting the board of directors of the company will be increased by one (if not already increased by one due to a default in preference dividends), and at the annual meeting the holders of the Series D preferred stock, along with the holders of any other series of the company’s preferred stock which may have voting rights due to the company’s failure to pay dividends, will be entitled to elect an additional director to serve on the company’s board of directors. The director elected by the holders of the Series D preferred stock and any other series of the company’s preferred stock shall continue to serve as director until the earlier of (1) the full term for which he or she has been elected, or (2) the payment of 12 consecutive monthly dividends on the Series D preferred stock.

      Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series D preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series D preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary for authorizing, effecting or validating any variation or abrogation of the powers, preferences, rights, privileges, qualifications, limitations and restrictions of the Series D preferred stock or any other series of parity stock by way of amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation of the company, or of any amendment or supplement, or otherwise (including any certificate of amendment or any similar document relating to any series of the company’s preferred stock). Notwithstanding the foregoing, the company may, without the consent or sanction of the holders of Series D preferred stock, authorize or issue shares of the company ranking, as to dividend rights and rights on liquidation, winding up and dissolution, on a parity with or junior to the Series D preferred stock.

      Unless the vote or consent of the holders of a greater number of shares is then required by law, the affirmative vote or consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series D preferred stock and of the shares of any parity stock at the time outstanding, given in person or by proxy, either in writing or by a vote at a meeting called for the purpose at which the holders of Series D preferred stock and any other series of parity stock will vote together as a single class without regard to series, will be necessary to create, authorize or issue, or reclassify any authorized stock of the company into, or create, authorize or issue any obligation or security convertible into or evidencing a right to purchase, any shares of any class of stock of the company ranking prior to both the Series D preferred stock and any other series of parity stock. Subject to the foregoing, the company’s Certificate of Incorporation may be amended to increase the number of authorized shares of the company’s preferred stock without the vote of the holders of the company’s preferred stock, including the Series D preferred stock.

      No vote of the holders of the Series D preferred stock and any other series of parity stock will be required for the company to redeem or purchase and cancel the Series D preferred stock in accordance with the Certificate of Incorporation.

No Maturity Date or Mandatory Redemption

      The Series D preferred stock will not mature on a specified date and is not subject to any mandatory redemption, sinking fund or similar obligation. Holders will have no right to require the company to repurchase or redeem any shares of Series D preferred stock.

No Conversion or Exchange Rights

      The Series D preferred stock will not be convertible into or exchangeable for any of our other securities.

Optional Redemption

      The Series D preferred stock will be redeemable, in whole or in part, after August 1, 2006, at the option of the company, at any time or from time to time on not less than 30 nor more than 60 days’ notice by mail, at the following redemption prices, if redeemed during the 12-month period beginning August 1 of the years indicated below, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of redemption:

Redemption
Year	Price

2006	$25.50

2007	25.25

2008 and thereafter	25.00

      If less than all of the outstanding shares of the Series D preferred stock are to be redeemed at the option of the company, the total number of shares to be redeemed in the redemption shall be determined by the board of directors and the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors or by another method as the board of directors may approve and deem fair and appropriate, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series D preferred stock may at the time be listed or eligible for quotation; provided that, the shares of a holder must be redeemable in full unless the company obtains a ruling from the Puerto Rico Treasury Department or an opinion from reputable counsel knowledgeable in Puerto Rico income tax matters to the effect that the redemption in part of the holder’s shares is not equivalent to a dividend under Puerto Rico law.

      Notice of any redemption will be given by first class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of the Series D preferred stock to be redeemed, at the respective addresses appearing on the stock register of the company. Notice so mailed will be conclusively presumed to have been duly given whether or not actually received, and failure to duly give notice by mail, or any defect in notice, to the holders of any shares designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of Series D preferred stock. Such notice shall state: (1) the date fixed for redemption, or the redemption date; (2) the redemption price; (3) the number of shares of Series D preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of the shares to be so redeemed from the holder; (4) the place where certificates for the shares are to be surrendered for payment of the redemption price; and (5) that after the date fixed for redemption the shares to be redeemed will not accrue dividends. If the notice is mailed, and if on or before the date fixed for redemption funds sufficient to redeem the shares called for redemption are set aside by the company in trust for the account of the holders of the shares to be redeemed, notwithstanding the fact that any certificate for shares called for redemption will not have been surrendered for cancellation, on and after the redemption date the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, dividends thereon shall cease to accrue, and all rights of the holders of those shares as stockholders of the company shall cease, except the right to receive the redemption price, without interest, upon surrender of the certificate representing those shares. Upon surrender in accordance with the notice of the certificate for any shares so redeemed (duly endorsed or accompanied by appropriate instruments of transfer, if so required by the company in the notice), the holders of record of those shares shall be entitled to receive the redemption price, without interest. In case fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder.

      At its option, the company may, on or prior to the redemption date, irrevocably deposit the aggregate amount payable upon redemption of the shares of the Series D preferred stock to be redeemed with a bank or trust company designated by the company having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which the company at that time maintains a transfer agent with respect to its capital stock, and having a combined capital surplus (as shown by its latest published statement) of at least $50,000,000, also referred to as the depository, to be held in trust by the depository for payment to the holders of the Series D preferred stock to be redeemed. If a deposit is made and the funds so deposited are made immediately available to the holders of the Series D preferred stock to be redeemed, the company will be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the Series D preferred stock to be redeemed, and the holders of the shares shall look only to the depository for payment.

      Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which funds were deposited shall be returned to the company and the holders of the Series D preferred stock called for redemption with respect to which the funds were deposited must look only to the company for the payment of the redemption price. Any interest accrued on any funds deposited with the depository will belong to the company and will be paid to it from time to time on demand.

      Any of the Series D preferred stock which will at any time have been redeemed will, after the redemption, have the status of authorized but unissued preferred shares, without designation as to series, until the shares are once more designated as part of a particular series by the board of directors.

Rights Upon Liquidation

      In the event of any voluntary or involuntary liquidation of the company, the holders of the Series D preferred stock at the time outstanding will be entitled to receive out of assets of the company available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to the Series D preferred stock upon liquidation, liquidating distributions in the amount of $25.00 per share of Series D preferred stock, plus the accrued and unpaid dividends, if any, for the then-current dividend period to the date of liquidation.

      After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D preferred stock will have no right or claim to any of the remaining assets of the company. If, upon any voluntary or involuntary liquidation, the available assets of the company are insufficient to pay the amount of the liquidation distributions on all outstanding Series D preferred stock and the corresponding amounts payable on all shares of parity stock, then the holders of the Series D preferred stock and the other classes or series of parity stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      The consolidation or merger of the company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the company, will not be deemed to constitute a liquidation of the company.

Rank

      The Series D preferred stock will, with respect to dividend rights and rights on liquidation, rank (1) senior to all classes of common stock and to all other equity securities issued by the company, the terms of which specifically provide that the equity securities will rank junior to the Series D preferred stock (or to all series of the company’s preferred stock in general); (2) on a parity with all parity stock (or to all series of the company’s preferred stock in general); and (3) junior to all equity securities issued by the company, the terms of which specifically provide that the equity securities will rank senior to the Series D preferred stock. For this purpose, the term “equity securities” does not include debt securities convertible into or exchangeable for equity securities.

      The company may not issue shares ranking, as to dividend rights or rights on liquidation, senior to the Series D preferred stock except with the consent of the holders of at least two-thirds of the aggregate liquidation preference of the Series D preferred stock and any series of parity stock at the time outstanding. See “Voting Rights” above.

Market for Series D Preferred Stock

      Prior to this offering there has not been an established public market for the Series D preferred stock. The company has applied to have the Series D preferred stock included on the Nasdaq Stock Market’s National Market. An active or any trading market may not develop or be maintained. If fewer than two market makers make a market in the Series D preferred stock, trading of the Series D preferred stock on the Nasdaq Stock Market will be stopped, which could result in illiquidity of the Series D preferred stock. In addition to factors related to the company and the Series D preferred stock, the market price of the Series D preferred stock will be determined by such factors as relative demand for and supply of the Series D preferred stock in the market, general market and economic conditions and other factors beyond the control of the company. The company cannot predict at what price the Series D preferred stock will trade, and the price may be less than its liquidation value at any point in time.

DESCRIPTION OF CAPITAL STOCK

      The following summary of the terms of our capital stock does not purport to be complete and is subject in all respects to the applicable provisions of the laws of Puerto Rico and the company’s Certificate of Incorporation and By-Laws.

Common Stock

      General. The company currently is authorized to issue 300,000,000 shares of common stock. As of the date of this prospectus supplement, there are 41,501,700 issued and outstanding shares of common stock.

      Dividends. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for distribution.

      Voting Rights. The holders of common stock are entitled to one vote per share.

      Rights Upon Liquidation. In the event of the liquidation of the company, whether voluntary or involuntary, and after the payment of all debts and liabilities, and after there have been paid or set aside for the holders of all shares of preferred stock and other securities which may be senior to the common stock, the full preferential amounts to which the holders are entitled, the holders of common stock will be entitled to share equally and ratably in any remaining assets.

Preferred Stock

      The company is currently authorized to issue 20,000,000 shares of preferred stock. As of the date of this prospectus supplement, 1,219,000 shares designated 7.125% Non-Cumulative, Convertible Monthly Income Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), are outstanding, 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), are outstanding, and 2,208,000 shares designated 7.60% Noncumulative Monthly Income Preferred Stock, 2001 Series C, par value $1.00 per share (liquidation preference $25 per share), are outstanding.

      Subject to limitations prescribed by Puerto Rico law and the company’s Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of capital stock of the company, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

      The Series D preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and non-assessable.

      Either the Certificate of Incorporation or a Certificate of Corporate Resolution relating to each series of the company’s preferred stock will set forth the preferences and other terms of such series, including without limitation the following: (1) the title and stated value of the series; (2) the number of shares of such series offered and the liquidation preference per share of the series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the series; (4) whether the series of the company’s preferred stock is cumulative or not and, if cumulative, the date from which dividends on such series shall accumulate; (5) the provision for a sinking fund, if any, for the series; (6) the provision for redemption, if applicable, of the series; (7) the relative ranking and preferences of the series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (8) any limitations on issuance of any series of the company’s preferred stock ranking senior to or on a parity with the series of the company’s preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the company; (9) any other specific terms, preferences, rights, limitations or restrictions of the series; and (10) any voting rights of the series.

TAXATION

THIS SECTION IS NOT TO BE CONSTRUED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATIONS, INCLUDING THE APPLICATION AND EFFECT OF OTHER TAX LAWS AND ANY POSSIBLE CHANGES IN THE TAX LAWS AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT.

      The following discussion is a summary of the material Puerto Rico and U.S. federal tax considerations that may be relevant to prospective investors in the shares of the Series D preferred stock. The discussion in connection with the Puerto Rico tax considerations is based on the current provisions of the Puerto Rico Internal Revenue Code of 1994, as amended (the “Puerto Rico Code”) and the regulations promulgated or applicable thereunder (the “Puerto Rico Code Regulations”), the Puerto Rico Municipal Property Tax Act of 1991, as amended (the “MPTA”) and the regulations promulgated thereunder, and the Municipal License Tax Act, as amended (the “MLTA”) and the regulations promulgated thereunder. The U.S. federal tax discussion is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder (the “Code Regulations”). This discussion does not purport to deal with all aspects of Puerto Rico and U.S. federal taxation that may be relevant to the Puerto Rico Investors including investors subject to special treatment under the Puerto Rico Code or the Code (for example banks, insurance companies or tax-exempt organizations).

      This discussion assumes that investors in the Series D preferred stock will be (1) individuals who are bona fide residents of Puerto Rico during the entire taxable year for purposes of section 933 of the Code and residents of Puerto Rico for purposes of Section 865 thereof (the “Puerto Rico Individuals”), or (2) corporations and partnerships organized under the laws of the Commonwealth of Puerto Rico or a jurisdiction other than the U.S., a State of the U.S. or the District of Columbia that are engaged in a trade or business in Puerto Rico during the taxable year, excluding corporations and partnerships having in effect an election and qualifying as corporations of individuals or special partnerships under the Puerto Rico Code or subject to any other special tax regime under the Puerto Rico Code or the Code (the “Puerto Rico Persons,” and jointly with the Puerto Rico Individuals, the “Puerto Rico Investors”). Unless otherwise noted, the references in this discussion to Puerto Rico regular income tax refer to the graduated tax rates up to a maximum of 33% or 39% generally imposed by the Puerto Rico Code upon individuals or corporations and partnerships, respectively, and exclude the alternative minimum tax imposed by the Puerto Rico Code.

      The statements that follow are based on the existing provisions of such statutes and regulations, judicial decisions and administrative pronouncements, all of which are subject to change (even with retroactive effect). The statements herein have been opined on by Axtmayer Benitez & Quiñones, P.S.C., counsel to the underwriters. A prospective investor should be aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on the Treasury Department of Puerto Rico (the “Treasury Department”), the Municipal Revenue Collection Center, any other agency or municipality of the Commonwealth of Puerto Rico, the United States Internal Revenue Service (the “IRS”) or the courts. Accordingly, there can be no assurance that the opinions set forth herein, if challenged, would be sustained.

PUERTO RICO TAXATION

Income Taxes

      Distributions on the Series D Preferred Stock. Distributions by the company with respect to the Series D preferred stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the company has either current or accumulated earnings and profits for purposes of the Puerto Rico Code at the end of the taxable year of the company during which the distributions are made and that are equal to or exceed such distributions. To the extent that the amount of the distributions made on the Series D preferred stock exceed the company’s current and accumulated earnings and profits, such excess will be treated as a non-taxable return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Series D preferred stock in the hands of the holder. The amount of any such distribution that exceeds the adjusted basis of the Series D preferred stock in the hands of the holder will be treated as a gain from the sale or exchange of such stock, taxable in the manner described below.

      Puerto Rico Individuals. Dividend distributions made by the company on the Series D preferred stock to Puerto Rico Individuals will be subject to a 10% Puerto Rico income tax (the “10% Puerto Rico Tax”). The 10% Puerto Rico Tax must be withheld at source by the company or its paying agent and deposited with the Treasury Department from each dividend distribution. The Puerto Rico Individuals may elect not to be subject to the 10% Puerto Rico Tax and, therefore, not subject to the described withholding at source

(the “Election”). However, if the Election is made, the dividend distributions to such individuals will be subject to the regular income tax imposed by the Puerto Rico Code to such individuals.

      For the Election to be effective during a taxable year, the company must be notified in writing prior to the first distribution made by the company during such taxable year. The Election can be made on a yearly basis, and it must include (1) the name and address of the electing Puerto Rico Individual, (2) his or her taxpayer identification number, (3) a statement authorizing the company to abstain from withholding the 10% Puerto Rico Tax, (4) the name of the withholding agent, (5) the date of the distribution(s) with respect to which the election is made, (6) the date on which the election is made, and (7) the signature of the Puerto Rico Individual. Once an Election is made, such election is final with respect to all distributions during such taxable year to the electing stockholder.

      Absent an Election, the company will withhold the 10% Puerto Rico Tax on dividend distributions on the Series D preferred stock made to Puerto Rico Individuals. Upon filing his or her Puerto Rico income tax return, a Puerto Rico Individual who did not make an Election will have the option to include the dividends as ordinary income subject to the regular income tax imposed by the Puerto Rico Code on such individual. If such option to include the dividends as ordinary income is made, the 10% Puerto Rico Tax withheld by the company will be allowed as a credit against the Puerto Rico Individual’s Puerto Rico income tax liability for the particular taxable year.

      Puerto Rico Persons. Puerto Rico Persons receiving dividend distributions from the company on the Series D preferred stock may deduct 85% of such dividends received during the taxable year (the “Dividend Received Deduction”). However, the Dividend Received Deduction may not exceed 85% of a Puerto Rico Person’s net taxable income for such taxable year. Based on the applicable maximum Puerto Rico regular corporate income tax rate of 39%, the maximum effective income tax rate on such dividends to Puerto Rico Persons will be 5.85% after accounting for the Dividend Received Deduction.

      Dividends on the shares of Series D preferred stock will constitute income from sources within Puerto Rico and therefore be treated as effectively connected income in the hands of Puerto Rico Persons that are foreign corporations or partnerships.

      Gain from the Sale, Exchange or Other Disposition of the Series D Preferred Stock. Gains from the sale, exchange or other disposition of shares of the Series D preferred stock (1) which have been held by Puerto Rico Individuals or Puerto Rico Persons for more than six months, and (2) which constituted capital assets in the hands of such investors, are subject to a maximum 10% Puerto Rico capital gains tax in the case of Puerto Rico Individuals or 12.5% Puerto Rico alternative capital gains tax in the case of Puerto Rico Persons. Losses from the sale, exchange or other disposition of shares of the Series D preferred stock which constituted capital assets in the hands of investors are deductible only to the extent of gains from the sale, exchange or other disposition of capital assets, except that Puerto Rico Individuals may deduct up to $1,000 of such losses from ordinary income.

      Puerto Rico Persons that are foreign corporations or partnerships will be subject to income tax under the Puerto Rico Code with respect to any gain realized from the sale or exchange of the Series D preferred stock if such gain is effectively connected with a Puerto Rico trade or business of such investor, as determined under the Puerto Rico Code. Under the Puerto Rico Code, all income from sources within Puerto Rico is treated as effectively connected income.

      Redemption of the Series D Preferred Stock. Under the provisions of the Puerto Rico Code, a redemption of shares of stock is generally treated as a sale or exchange of such shares.

      However, the partial or total redemption of shares of the Series D preferred stock which is essentially equivalent to a dividend will be treated as a distribution taxable as a dividend to the extent of the company’s current and accumulated earnings and profits at the end of the taxable year during which the redemption is effected. Under these circumstances, all of the cash received in exchange for shares of Series D preferred stock may be subject to the Puerto Rico income tax applicable to dividend distributions by the company, and the recovery of the Puerto Rico Investors’ basis on the shares of the Series D preferred stock at that time would not be allowed.

      The Puerto Rico Code Regulations provide that (i) a complete redemption of shares of the Series D preferred stock held by a Puerto Rico Investor will not be treated as essentially equivalent to a dividend, so long as the Puerto Rico Investor ceases to have an interest in the affairs of the company, and (ii) pro-rata redemptions are generally treated as essentially equivalent to a dividend. However, neither the Puerto Rico Code nor the Puerto Rico Code Regulations set forth guidelines to determine which other redemptions are not essentially equivalent to a dividend. In the absence of additional guidelines, the Treasury Department may follow the principles established under the Code, the Code Regulations, and the rulings and other administrative pronouncements of the IRS. In such circumstances, the Treasury Department has generally followed such U.S. federal income tax principles for Puerto Rico income tax purposes. However, Puerto Rico Investors should be aware that the Treasury Department is not bound to adopt such principles and is free to adopt any other rule it deems appropriate.

      Puerto Rico Persons that are foreign corporations or partnerships will be subject to income tax under the Puerto Rico Code with respect to any gain realized from a redemption of the Series D preferred stock that is treated as a sale or exchange of such stock if such gain is effectively connected with a Puerto Rico trade or business as determined under the Puerto Rico Code. Under the Puerto Rico Code, all income from sources within Puerto Rico is treated as effectively connected income. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, prospective stockholders that are foreign corporations or partnerships should be aware that gain realized from a redemption of the Series D preferred stock may be treated as effectively connected income and subject to income tax accordingly.

Municipal License Taxes

      Distributions by the company to Puerto Rico Persons will be subject to a municipal license tax of up to 1.5% in the case of investors engaged in a financial business, and of up to 0.5% in the case of investors engaged in a non-financial business. Puerto Rico Individuals will not be subject to municipal license tax on distributions by the company.

Property Taxes

      Under the provisions of the MPTA, shares of the Series D preferred stock are exempt from Puerto Rico personal property taxes in the hands of the Puerto Rico Investors.

Estate and Gift Taxes

      Since the company is a corporation organized under the laws of the Commonwealth of Puerto Rico, the shares of the Series D preferred stock constitute property located within Puerto Rico for Puerto Rico estate and gift tax purposes. Accordingly, shares of the Series D preferred stock will not be subject to Puerto Rico estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth or residence in Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

UNITED STATES TAXATION

Income Taxes

      Source of Dividend Distributions. The following discussion regarding the U.S. federal income taxation of dividend distributions made by the company on the Series D preferred stock assumes that such dividends constitute Puerto Rico source income for purposes of the Code. Distributions on the Series D preferred stock will generally be treated as dividends to the extent such distributions do not exceed the company’s current and accumulated earnings and profits.

      Generally, dividend distributions made by a corporation organized under the laws of the Commonwealth of Puerto Rico, such as the company, are considered to be entirely from sources within

Puerto Rico for purposes of the Code, unless 25% or more of the Puerto Rico corporation’s gross income for the three taxable years preceding the taxable year of declaration of the dividends (the “3-Year Statutory Period”) is effectively connected (or, subject to certain exceptions, treated as effectively connected) with the conduct of a trade or business within the U.S. (“ECI-US”). If 25% or more of the Puerto Rico corporation’s gross income for the 3-Year Statutory Period is ECI-US, then the dividend distributions will constitute income from sources within the United States in the same ratio as the Puerto Rico corporation’s ECI-US for the 3-Year Statutory Period bears to its total gross income for such period. During the three taxable years immediately preceding this prospectus supplement, the company has represented that it was not engaged in the conduct of a trade or business within the U.S. and did not derive income treated as ECI-US. Accordingly, dividend distributions made by the company on the Series D preferred stock during 2001 will constitute income within Puerto Rico. Dividends paid by the company in future years will be income from sources within Puerto Rico, provided that less than 25% of its gross income for the applicable 3-Year Statutory Period is ECI-US.

      Puerto Rico Individuals. Subject to the application of the “passive foreign investment company” rules discussed below, the Puerto Rico Individuals are not subject to U.S. federal income tax on income from sources within Puerto Rico (except for amounts received for services performed as an employee of the United States or an agency thereof). Accordingly, so long as the dividend distributions made by the company on the shares of the Series D preferred stock constitute income from sources within Puerto Rico under the provisions of the Code summarized above, Puerto Rico Individuals will not be subject to U.S. federal income tax on such dividends. Generally, such individuals will not be allowed a U.S. tax deduction from gross income for any amount allocable to dividends received from the company.

      Puerto Rico Persons. Under the Code, foreign corporations not engaged in a U.S. trade or business are not subject to U.S. federal income tax on amounts derived from sources outside the U.S. Puerto Rico Persons that are corporations or business entities treated as corporations under the Code, including those that have elected to be so treated (the “Foreign Corporate Investors”), will be treated as foreign corporations under the Code. So long as dividend distributions made by the company on the Series D preferred stock have a Puerto Rico source rather than a U.S. source under the rules discussed above, Foreign Corporate Investors not engaged in a U.S. trade or business will not be subject to U.S. federal income tax on dividends received from the company. However, such dividend distributions made to a Foreign Corporate Investor engaged in a U.S. trade or business will be subject to U.S. federal income tax if such dividends are effectively connected with its U.S. trade or business.

      Under the Code, partnerships and entities treated as such under Treasury Regulation Section 301.7701-1 are not subject to U.S. federal income tax, and their income is allocated to their partners. Accordingly, for U.S. federal income tax purposes, dividend distributions made by the company on the Series D preferred stock to Puerto Rico Persons which are, or have elected to be, treated as partnerships under the Code (the “Partnership Investors”), will be allocated to the partners of such Partnership Investors. In the event that any of the partners of the Partnership Investors are Puerto Rico Individuals, the Puerto Rico source dividend distributions made by the company on the Series D preferred stock that are allocated to such Puerto Rico Individuals will generally be subject to the U.S. federal income tax treatment applicable to such individuals, discussed above. Additionally, if any of such partners are Foreign Corporate Investors, such dividend distributions made by the company on the Series D preferred stock that are allocated to such investors will generally be subject to the U.S. federal income tax treatment applicable to them, discussed above. However, pursuant to the provisions of the Code, Foreign Corporate Investors that are partners in a partnership engaged in a U.S. trade or business will also be deemed to be engaged in a U.S. trade or business; thus, the U.S. federal income tax treatment of such partners may differ from the treatment stated above. Accordingly, such prospective investors should consult their own tax advisers concerning the potential U.S. tax consequences of investing in Series D preferred stock.

      Gain from the Sale, Exchange or Other Disposition of the Series D preferred stock. Gain, if any, from the sale, exchange or other disposition of shares of the Series D preferred stock (other than shares of stock that constitute inventory in the hands of the holder) by a Puerto Rico Individual is generally treated as Puerto Rico source income not subject to U.S. federal income tax, if the Puerto Rico Individual pays Puerto Rico income tax at an effective rate of at least 10% on such gain (the “10% Tax”). Moreover, a Puerto Rico Individual who is not subject to the 10% Tax on any such gain may nevertheless treat the gain as Puerto Rico source income not subject to U.S. federal income tax if the requirements of section 865(g)(3) of the Code or of Notice 89-40 are met. In general, section 865(g)(3) provides that a gain derived by a bonafide resident of Puerto Rico from the sale or exchange of shares of stock of a corporation engaged in the active conduct of a trade or business in Puerto Rico and meeting a 50% active gross income requirement therein stated is not subject to the 10% Tax payment requirement. In addition, Notice 89-40 was issued by the IRS pursuant to a provision of Section 865(j)(3) the Code that authorizes the Secretary of the Treasury to issue regulations making the 10% Tax requirement inapplicable to bona fide residents of Puerto Rico. In Notice 89-40, the IRS announced that regulations would be issued that would provide that gain from the sale of stock by individuals who had been bona fide residents of Puerto Rico for the entire taxable year of the sale would be Puerto Rico source income, and therefore, excluded from U.S. taxation, whether or not the individual paid the 10% Tax on the gain to Puerto Rico. Therefore, unless contrary authority is issued, Puerto Rico Individuals may treat the gain from the sale, exchange or other disposition of shares of the Series D preferred stock as Puerto Rico source income, regardless of whether the 10% Tax is paid on such gain.

      Foreign Corporate Investors will be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of shares of the Series D preferred stock only if the gain is effectively connected to a U.S. trade or business carried on by such Foreign Corporate Investors.

      Partners of a Partnership Investor generally will be subject to the same U.S. federal income tax upon gain, if any, from the sale, exchange or other disposition of shares of the Series D preferred stock held by such Partnership Investor as would apply if they held such shares directly.

      Redemption of the Series D Preferred Stock. A redemption of shares of the Series D preferred stock for cash will be treated as a distribution that is taxable as a dividend to the extent of the company’s current or accumulated earnings and profits for purposes of the Code as of the end of its taxable year during which the redemption is effected, unless the redemption (1) is “not essentially equivalent to a dividend,” (2) is “substantially disproportionate” with respect to the shareholder, (3) results in a “complete termination” of the shareholder’s stock interest in the company, or (4) is to a noncorporate shareholder in “partial liquidation” of the company. In determining whether the redemption constitutes a dividend for U.S. federal income tax purposes, the shares of the Series D preferred stock constructively owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as the shares actually owned by the shareholder, must be taken into account. Generally, a redemption to a shareholder will not be essentially equivalent to a dividend if it results in a “meaningful reduction” in the shareholder’s percentage interest in the company. The IRS has published rulings that, together with the Code Regulations, support the proposition that a redemption of Series D preferred stock from a shareholder who does not actually or constructively own voting stock in the company will be treated as being “not essentially equivalent to a dividend.”

      If a redemption of shares of the Series D preferred stock is taxable as a dividend, the holder will be subject to the dividend distribution rules previously discussed. In the event a redemption of shares of the Series D preferred stock is not taxable as a dividend for U.S. federal income tax purposes, gain or loss will result from the difference between the cash received in exchange for the shares of the Series D preferred stock and the Puerto Rico Investors’ basis in such shares. The gain, if any, from such redemption will be subject to the U.S. federal income tax treatment previously discussed with respect to gain from the sale, exchange or other disposition of shares of the Series D preferred stock.

      Controlled Foreign Corporation Status. The Code provides special rules regarding foreign corporations treated as a “controlled foreign corporation” (“CFC”). Generally, a Puerto Rico Individual who is a shareholder in a CFC is required to include in his or her gross income, for U.S. federal income tax purposes, his or her pro rata share of certain undistributed income of the CFC. Pursuant to section 957(a) of the Code, a foreign corporation is a CFC if more than 50% of the total combined voting power of all classes of stock of such corporation entitled to vote, or of the total value of the stock of such corporation, is directly or indirectly owned by United States shareholders as defined in section 951(b) of the Code. Pursuant to sections 951(b) and 957(c) of the Code, for purposes of the CFC provisions the term United States shareholder means a United States person as defined in section 7701(a)(30) of the Code (including a Puerto Rico Individual), who owns or is considered as owning 10% or more of the total combined voting power of all classes of stock entitled to vote of a foreign corporation, except that with respect to a corporation organized under the laws of the Commonwealth of Puerto Rico, the term United States person does not include an individual who is a bona fide resident of Puerto Rico, if a dividend received by such individual during the taxable year from such corporation would be treated as income derived from sources within Puerto Rico under the rules discussed above. See “United States Taxation — Income Taxes — Source of Dividend Distributions.”

      The company has determined that it was not a CFC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a CFC in the foreseeable future.

      Passive Foreign Investment Company Status. The Code provides special rules regarding certain distributions received by United States persons as defined in section 7701(a)(30) of the Code (including Puerto Rico Individuals), with respect to, and sales and other dispositions (including pledges) of, stock of a “passive foreign investment company” (“PFIC”). A foreign corporation for U.S. federal income tax purposes will be treated as a PFIC if 75% or more of its gross income is “passive income” or if the average percentage of its assets (by value) that produce, or are held for the production of, “passive income” is at least 50%. For these purposes, the company is a foreign corporation and for purposes of determining whether it is a PFIC it is treated as owning the assets and receiving the income of any corporation in which it owns at least 25% (by value) of its stock. Pursuant to section 1297(b)(2) of the Code and the administrative pronouncements issued by the IRS, “passive income” generally does not include income derived in the active conduct of a banking business by a foreign bank. Furthermore, pursuant to Proposed Code Regulation section 1.1291-1(f), individuals who have been bona fide residents of Puerto Rico entitled to the benefits of Code section 933 for all taxable years during which they have held stock of a PFIC would not be subject to U.S. federal income tax on any portion of the amount they would have otherwise been required to include in gross income under the PFIC rules.

      The company has determined that it was not a PFIC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a PFIC in the foreseeable future. Furthermore, even if the company is deemed to be a PFIC in the future, Puerto Rico Individuals who meet the requirement mentioned above will not be subject to the PFIC rules.

      Foreign Personal Holding Company Status. Puerto Rico Individuals who are shareholders of a “foreign personal holding company” (“FPHC”) may be subject to U.S. federal income tax on their share of certain undistributed income, thereby preventing deferral of U.S. taxes on certain foreign sourced income. Pursuant to section 552(a) of the Code, a FPHC generally includes a foreign corporation if such corporation meets certain income tests and more than 50% of its stock (by vote or value) is owned directly or indirectly by five or fewer individuals who are U.S. citizens or residents.

      The company has determined that it was not a FPHC for the taxable year ended December 31, 2000, and it does not expect that it would meet the criteria to be considered a FPHC in the foreseeable future. Furthermore, Puerto Rico Individuals would not be subject to U.S. federal income tax on the undistributed income of the company if the company is treated as a FPHC inasmuch as such income will constitute Puerto Rico source income that would be excluded from the gross income of such individuals for U.S. federal income tax purposes pursuant to section 933 of the Code.

Estate and Gift Taxes

      Under the provisions of the Code, the shares of Series D preferred stock will not be subject to U.S. estate and gift taxes if held by a Puerto Rico Individual who is a citizen of the United States who acquired his or her citizenship solely because of birth in or citizenship of Puerto Rico and was a resident of Puerto Rico, in the case of estate taxes, at the time of death, and in the case of gift taxes, at the time the gift was made.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement, the company has agreed to sell to the underwriters named below through their representative UBS PaineWebber Incorporated of Puerto Rico (the “Representative”), and the Representative has agreed to purchase from the company on behalf of such underwriters, the total number of shares set forth below. The nature of the underwriters’ obligation with respect to these shares requires them to take and pay for all of the shares if any are taken.

Number of
Underwriters	Shares(1)

UBS PaineWebber Incorporated of Puerto Rico	1,166,608

Keefe Bruyette & Woods, Inc.	155,826

Santander Securities Corporation	155,826

Doral Securities, Inc.	80,000

Total	1,558,260

(1)	Assumes no exercise of the underwriters’ over-allotment option.

      The underwriters propose to offer the Series D preferred stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement, and to certain selected dealers at the public offering price less a concession not to exceed $0.50 per share. After the offering to the public, the public offering price and the concession to selected dealers may be changed by the underwriters.

      The company has granted the underwriters an option exercisable on their behalf by the Representative for 30 days from the date of this prospectus supplement, to purchase up to 233,739 additional shares of Series D preferred stock at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus supplement. The Representative may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series D preferred stock offered by this prospectus supplement.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company as well as the proceeds received by the company from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 233,739 shares.

			Total,
			Assuming
			Full Exercise of
			Over-
			Allotment
	Per Share	Total	Option

Public offering price	$25.0000	$38,956,500	$44,799,975

Underwriting discounts and commissions	0.7875	1,227,130	1,411,199

Proceeds, before expenses, to us	$24.2125	$37,729,370	$43,388,776

      In connection with this offering, the underwriters may engage in passive market making transactions on the Nasdaq Stock Market’s National Market System immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq Stock Market. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the Series D preferred stock during a specified period and must be discontinued when that limit is reached. Passive market making may stabilize the market price of the Series D preferred stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

      Until the distribution of the Series D preferred stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series D preferred stock. As an exception to these rules, the underwriters may engage in transactions that stabilize the price of the Series D preferred stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series D preferred stock.

      If the underwriters create a short position in the Series D preferred stock in connection with the offering, for example, if the underwriters sell more shares of Series D preferred stock than are shown on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing shares of Series D preferred stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

      The company estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $200,000.

      In connection with this offering, the company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

      The company has applied to list the Series D preferred stock for quotation on the Nasdaq Stock Market under the symbol “WBPRM.”

      UBS PaineWebber Incorporated of Puerto Rico has from time to time been a customer of, engaged in transactions with and performed services for the company and its subsidiaries in the ordinary course of business. UBS PaineWebber Incorporated of Puerto Rico may continue to engage in these transactions with the company in the future.

INCORPORATION BY REFERENCE

      The SEC allows the company to “incorporate by reference” the information it files with them, which means the company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus supplement. The most recent information that the company files with the SEC automatically updates and supersedes previously filed information. The company has previously filed its Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 with the SEC and is incorporating them by reference into this prospectus supplement.

      The company also incorporates by reference all documents it files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus supplement and until all the shares being offered by this prospectus supplement are sold.

      The company will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus supplement by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to the company, Attention: Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, 19 West McKinley Street, Mayagüez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

AVAILABLE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933 covering the Series D preferred stock being offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement omits certain information that is included in the registration statement and its exhibits. Since the prospectus supplement may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus supplement, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

      The company’s common stock, its Series B preferred stock and its Series C preferred stock are traded on the Nasdaq Stock Market’s National Market under the symbols “WBPR,” “WBPRO” and “WBPRN,” respectively. The company’s Series A preferred stock is traded on the Nasdaq Stock Market’s over-the-counter bulletin board under the symbol “WBPRP.OB. “

EXPERTS

      The consolidated financial statements incorporated in this prospectus supplement by reference from the company’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the Series D preferred stock offered hereby will be passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Axtmayer Benitez & Quiñones, P.S.C., San Juan, Puerto Rico. Certain federal income tax matters described herein under “United States Taxation” will be passed on for the company by Hogan & Hartson L.L.P. Certain Puerto Rico income tax matters described herein under “Puerto Rico Taxation” will be passed upon for the underwriters by Axtmayer Benitez & Quiñones, P.S.C.

PROSPECTUS

$100,000,000

Preferred Stock

       We may from time to time offer, in one or more series, preferred stock, with an aggregate initial offering price of up to $100,000,000 in amounts, at prices and on terms determined at the time of offering.

      We will provide you with specific terms of the preferred stock in supplements to this prospectus. The terms of the preferred stock will include the title and stated liquidation value, any distribution, liquidation, redemption, conversion, voting and other rights, the initial offering price, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of the preferred stock.

      You should read this prospectus and any applicable prospectus supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of the securities.

      None of the Securities and Exchange Commission, any Commonwealth of Puerto Rico securities or financial institutions commission or any other United States federal or state securities or banking agency has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      These securities are not savings accounts or deposits and are neither insured nor guaranteed by the U.S. Government, the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is March 13, 2001.

      Prospective investors may rely only on the information specifically incorporated by reference or contained in this prospectus or any applicable prospectus supplement. Neither the company nor the underwriters have authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus or any applicable prospectus supplement. This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement are complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, “W Holding,” the “company,” “we,” “us,” and “our” refer to W Holding Company, Inc.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf process, we may sell one or more series of preferred stock in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the preferred stock we may offer. Each time we sell preferred stock, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with the additional information described below under the headings “Additional Information” and “Incorporation By Reference.”

ADDITIONAL INFORMATION

      As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC’s public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

      The company’s common stock and its Series B preferred stock are traded on the Nasdaq Stock Market’s National Market under the symbols “WBPR” and “WBPRO,” respectively. The company’s Series A preferred stock is traded on the Nasdaq Stock Market’s over-the-counter bulletin board under the symbol “WBPRP.OB.”

INCORPORATION BY REFERENCE

      This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows the company to “incorporate by reference” the information it files with them, which means the company can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that the company files with the SEC automatically updates and supersedes previously filed information. The company has previously filed its Annual Report on Form 10-K for the year ended December 31, 2000 with the SEC and is incorporating it by reference into this prospectus.

      The company also incorporates by reference all documents it files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

      The company will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into these documents. Requests for copies should be directed to the company, Attention: Freddy Maldonado, Chief Financial Officer and Vice President of Finance and Investment, 19 West McKinley Street, Mayagüez, Puerto Rico 00680. Telephone requests may be directed to Mr. Maldonado at (787) 834-8000.

FORWARD-LOOKING STATEMENTS

      Some information contained or incorporated by reference in this prospectus constitutes “forward-looking statements.” Such information can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “intend,” “continue,” or “believe” or the negatives or other variations of these terms or comparable terminology. The statements in the “Risk Factors” section in this prospectus constitute cautionary statements identifying important risks and uncertainties with respect to these forward-looking statements that could cause the actual results, performance or achievements of the company to differ materially from those reflected in the forward-looking statements. We also may provide projections, forecasts or estimates of future performance or cash flows. Projections, forecasts and estimates are forward-looking statements and will be based upon a number of assumptions. Actual events are difficult to predict and may be beyond our control. Actual events may differ from those assumed. Accordingly, there can be no assurance that any estimated returns, projections, forecasts or estimates can be realized or that actual returns or results will not be materially lower than those that may be estimated.

ABOUT W HOLDING COMPANY, INC.

      The following summary highlights selected information regarding W Holding. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and any prospectus supplement, together with the other documents to which this prospectus and any prospectus supplement refers you. In addition, you should carefully consider the factors set forth under the caption “Risk Factors” in the applicable prospectus supplement.

The Company

      We are a financial holding company offering a full range of financial services through our wholly owned subsidiary, Westernbank Puerto Rico. The company was organized under the laws of the Commonwealth of Puerto Rico in February 1999 to become the bank holding company of Westernbank. The business of the company is conducted through Westernbank. Westernbank, which was founded as a savings institution in 1958, is a Puerto Rico-chartered commercial bank, deposits in which are insured to applicable limits by the United States Federal Deposit Insurance Corporation. Westernbank offers a full array of business and consumer financial services, including banking and trust services.

      In July 2000, the company became a financial holding company under the Bank Holding Company Act. As a financial holding company, the company is permitted to engage in financial related activities, including insurance and securities activities, provided that the company and its banking subsidiary meet certain regulatory standards.

      The company is the third largest, locally controlled banking company headquartered in Puerto Rico, based on total assets at December 31, 2000. The company had total assets of $4.3 billion, net loans of $2.2 billion, deposits of $2.6 billion and stockholders’ equity of $250.6 million at year-end 2000. Westernbank operates through 35 full service branch offices located throughout Puerto Rico, primarily in the Southwestern portion of the island, and a fully functional banking site on the Internet at www.wbpr.com.

      In recent years, Westernbank has emphasized expansion in the San Juan metropolitan area, having opened four branches there since 1998. Westernbank has also focused on shifting its asset composition from primarily traditional long-term fixed rate residential loans to assets with shorter maturities and greater repricing flexibility, such as commercial real estate, business and consumer loan products, as well as investment securities.

      Our executive offices are located at 19 West McKinley Street, Mayagüez, Puerto Rico 00680; our telephone number is (787) 834-8000.

RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the respective periods indicated. We issued our Series A preferred stock in June 1998 and our Series B preferred stock in May and June 1999. The consolidated ratios of earnings to fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges and preferred stock dividends.

	Year Ended December 31,

	2000		1999		1998		1997		1996

Ratio of earnings to fixed charges and preferred stock dividends:

Excluding interest on deposits	1.7	x	2.0	x	2.2	x	2.4	x	2.4	x

Including interest on deposits	1.3		1.3		1.4		1.5		1.5

      For purposes of computing these ratios, earnings represent income before income taxes plus fixed charges, excluding capitalized interest and preferred stock dividends. Fixed charges and preferred stock dividends represent all interest expense, including and excluding interest on deposits, as applicable, the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest as well as the amount of pre-tax earnings required to pay dividends on the company’s Series A preferred stock and Series B preferred stock.

USE OF PROCEEDS

      Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds primarily to support further growth in the business of Westernbank. We anticipate contributing substantially all of the net proceeds to Westernbank, which will increase its regulatory capital, thereby facilitating its ability to increase deposits and borrowings to fund additional investments. We intend to retain the balance of the net proceeds, which would be used for general corporate purposes.

DESCRIPTION OF PREFERRED STOCK

      The following description is a general summary of the terms of the preferred stock which we may issue. The description below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the applicable certificate of corporate resolution which will determine the terms of the preferred stock.

General

      The company is currently authorized to issue 20,000,000 shares of preferred stock. As of the date of this prospectus, 1,219,000 shares designated 7.125% Non-Cumulative, Convertible Preferred Stock, 1998 Series A, par value $1.00 per share (liquidation preference $25 per share), are outstanding, and 2,001,000 shares designated 7.25% Noncumulative Monthly Income Preferred Stock, 1999 Series B, par value $1.00 per share (liquidation preference $25 per share), are outstanding.

      Subject to limitations prescribed by Puerto Rico law and the company’s Certificate of Incorporation, the board of directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of capital stock of the company, preferred shares in such series as the board of directors may determine and to establish, from time to time, the number of preferred shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such series, and such other subjects or matters as may be fixed by resolution of the board of directors.

      The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of corporate resolutions relating to such issues. You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

(1)	the title and stated value of the preferred stock being offered;

(2)	the number of shares of preferred stock being offered, their liquidation preference per share, if any, and their purchase price;

(3)	the dividend rate(s), period(s) and payment date(s) or method(s) of calculating the payment date(s) applicable to the preferred stock being offered;

(4)	whether dividends shall be cumulative or non-cumulative;

(5)	the provisions for a sinking fund, if any, for the preferred stock being offered;

(6)	the provisions for redemption, if applicable, of the preferred stock being offered;

(7)	any listing of the preferred stock being offered on any securities exchange or market;

(8)	voting rights, if any, of the preferred stock being offered;

(9)	the relative ranking and preferences of the series as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets;

(10)	any limitations on issuance of any series of the company’s preferred stock ranking senior to or on parity with the series of the company’s preferred stock as to dividend rights and rights upon dissolution of the company or upon any distribution of its assets; and

(11)	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock being offered.

Rank

      The preferred stock will have, upon dissolution of the company, or upon any distribution of its assets, the rights as stated in the applicable prospectus supplement.

Dividends

      Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for payment to stockholders, dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such distribution shall be payable to holders of record as they appear on our stock transfer books on such record dates as shall be fixed by our board of directors.

Redemption

      The terms and conditions, if any, upon which the preferred stock will be subject to mandatory redemption or redemption at our option, either in whole or in part, will be described in the applicable prospectus supplement.

Voting Rights

      Holders of preferred stock will have voting rights as indicated in the applicable prospectus supplement; provided, however, that in no event shall any holder of any series of preferred stock be entitled to more than ten votes for each such share.

Transfer Agent and Registrar

      The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell preferred stock to or through underwriters and also may sell preferred stock directly to other purchasers or through agents. A prospectus supplement will set forth the terms of the offering of the preferred stock offered thereby, including:

•	the name or names of any underwriters and the respective amounts of such securities underwritten or purchased by each of them;

•	the purchase price of such securities and the proceeds to us;

•	any discounts, commissions or concessions allowed or paid to dealers constituting underwriters’ compensation, to the purchase price; and

•	any securities exchanges or markets on which such securities may be listed or quoted.

      If any underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters, or directly by one or more underwriters. Only underwriters named in such prospectus supplement are deemed to be underwriters in connection with the securities offered thereby. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased. Any purchase price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

      The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to each such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

      If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to a delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts. Underwriters, dealers or agents will not have any responsibility in respect of the validity of such arrangements or the performance of W Holding or such institutional investors thereunder.

      Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

LEGAL MATTERS

      The validity of the preferred stock offered hereby has been passed upon for the company by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the company’s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.